Marathon Petroleum Corp. Announces Close of $21 Billion Speedway Sale
and Return of Capital Plans

FINDLAY, Ohio, May 14, 2021 – Marathon Petroleum Corp. (NYSE: MPC) today announced the close of the $21 billion sale of Speedway to 7-Eleven, Inc., a wholly owned, indirect subsidiary of Seven & i Holdings Co., Ltd (3382:Toyko). In conjunction with closing, MPC announced its plans regarding the estimated $16.5 billion of after-tax cash proceeds.

“The close of the Speedway transaction marks a significant milestone in our ongoing commitment to strengthen the competitive position of our portfolio,” said Executive Vice President and Chief Financial Officer Maryann T. Mannen. “This morning, we announced actions to strengthen our balance sheet and return capital to shareholders, which include the expectation to repurchase $10 billion of the company’s common stock.

“As part of our commitment to quickly return capital, we plan to commence a cash tender offer to purchase up to $4 billion of common stock, which represents approximately 10% of our current market capitalization,” Mannen said. “After the completion of the tender offer, we intend to execute on the remainder of our $10 billion repurchase authorization over the subsequent 12 to 18 months. As previously communicated, $2.5 billion of proceeds have been allocated to reduce long-term structural debt. Beyond this, we will evaluate how we use the remaining proceeds to reduce debt to support a strong balance sheet and maintain an investment grade credit profile.”

In the coming days, the company intends to commence a “modified Dutch Auction” tender offer to purchase up to $4 billion of its common stock at an anticipated price range between $56 and $63 per share, less any applicable withholding taxes and without interest, subject to market conditions.

In connection with and subject to the closing of the Speedway sale, the company’s board of directors approved an additional $7.1 billion share repurchase authorization. Together with the remaining previous authorization of $2.9 billion, MPC has the authority to repurchase up to a total of $10 billion of its common stock. The authorization has no expiration date. MPC may utilize various methods to effect the repurchases, which could include open market repurchases, negotiated block transactions, accelerated share repurchases, tender offers or open market solicitations for shares, some of which may be effected through Rule 10b5-1 plans. The timing of repurchases will depend upon several factors, including market and business conditions, and repurchases may be discontinued at any time.

Additional Information Regarding the Tender Offer

The tender offer described in this press release has not yet commenced. This press release is for informational purposes only. This press release is not a recommendation to buy or sell MPC common stock or any other securities, and it is neither an offer to purchase nor a solicitation of an offer to sell MPC common stock or any other securities. The tender offer has not yet commenced, and there can be no assurances that MPC will commence the tender offer on the terms described in this news release or at all. On the commencement date of the tender offer, MPC will file a tender offer statement on Schedule TO, including an offer to purchase, letter of transmittal and related materials, with the United States Securities and Exchange Commission (the "SEC"). The tender offer will only be made pursuant to the offer to purchase, letter of transmittal and related materials filed as a part of the Schedule TO. When available shareholders should read carefully the offer to purchase, letter of transmittal and related materials because they contain important information, including the various terms of, and conditions to, the tender offer. Once the offer is commenced, shareholders will be able to obtain copies of the tender offer statement on Schedule TO, the offer to purchase, letter of transmittal and other documents that MPC will be filing with the SEC at the SEC's website at www.sec.gov, from MPC’s website at www.marathonpetroleum.com or from the information agent in connection with the tender offer.

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About Marathon Petroleum Corporation
Marathon Petroleum Corporation (MPC) is a leading, integrated, downstream energy company headquartered in Findlay, Ohio. The company operates the nation’s largest refining system. MPC’s marketing system includes branded locations across the United States, including Marathon brand retail outlets. MPC also owns the general partner and majority limited partner interest in MPLX LP, a midstream company that owns and operates gathering, processing, and fractionation assets, as well as crude oil and light product transportation and logistics infrastructure. More information is available at www.marathonpetroleum.com.

Investor Relations Contacts: (419) 421-2071
Kristina Kazarian, Vice President, Investor Relations
Brian Worthington, Manager, Investor Relations
Kenan Kinsey, Analyst, Investor Relations

Media Contact: (419) 421-3312
Jamal Kheiry, Manager, Communications

Forward-looking statements
All statements in this release, other than statements of historical fact, are forward-looking statements within the meaning of the U.S. federal securities laws. These forward-looking statements can be identified by the use of forward-looking terminology, including the terms "anticipate", "believe", "could", "estimate", "expect", "forecast", "intend", "may", "plan", "project", "should" or "will" or, in each case, their negative, or other variations or comparable terminology. MPC cautions that these statements are based on management's current knowledge and expectations and are subject to certain risks and uncertainties, many of which are outside of the control of MPC, that could cause actual results and events to differ materially from the statements made herein. For a more detailed discussion of the risks that could affect MPC’s operating results, see MPC’s filings with the SEC, including MPC's annual report on Form 10-K and quarterly report on Form 10-Q. Copies of MPC's Form 10-K, Forms 10-Q and other SEC filings are available on the SEC’s website, MPC's website at https://www.marathonpetroleum.com/Investors/ or by contacting MPC's Investor Relations office. MPC's actual results could differ materially from those contained in the forward-looking statements, including with respect to MPC’s ability to realize the use of proceeds from the sale of Speedway in the manner described herein, the commencement of the announced tender offer, the price and amount of any securities purchased pursuant to the tender offer and MPC’s ability to execute on its capital return and debt reduction strategies described above, including within the anticipated timeframe. Any forward-looking statements speak only as of the date of the applicable communication and MPC undertakes no obligation to update any forward-looking statements except to the extent required by applicable law.